Exhibit 99.1

Scotiabank to Acquire Jarislowsky Fraser

Agreement enhances Scotiabank's Institutional investment capabilities across Canada
Transaction creates the third-largest active asset manager in Canada

TORONTO, Feb. 12, 2018 /CNW/ - Scotiabank and Jarislowsky Fraser today announced that Scotiabank will acquire Jarislowsky Fraser, one of Canada's leading independent investment firms with more than $40 billion in assets under management on behalf of institutional and high net worth clients. The combination of Jarislowsky Fraser and Scotiabank's asset management business creates the third-largest Canadian active asset manager with $166 billion in assets under management (as of December 31, 2017). The transaction is expected to close in fiscal Q3 2018, subject to regulatory approvals.

The purchase price payable at closing of approximately $950 million will be satisfied primarily by the issuance of Scotiabank common shares.  An earn-out of up to $56 million in additional Scotiabank common shares may be paid based on achieving growth targets.

The transaction has received unanimous support of all partners of Jarislowsky Fraser, and of Stephen A. Jarislowsky, who will continue his association with the business that will continue to carry his name and retain investment autonomy. Following this transaction, the partners' interests will continue to be strongly aligned with the interests of Jarislowsky Fraser's clients; substantially all of the partners have agreed to invest half of their proceeds from the closing of the transaction into Jarislowsky Fraser's investment strategies.

The Jarislowsky Fraser management team will continue to lead its existing business and its head office will remain in Montreal, Quebec.

"Jarislowsky Fraser is an iconic Canadian brand with a disciplined investment process, a team-oriented approach with a proven high-calibre investment team, and a long history of delivering outstanding investment capabilities to institutional investors and high net worth families," said Brian Porter, President and CEO at Scotiabank. "This transaction aligns with our strategic commitment to diversify our global wealth management business by building out a platform of rigorous, process-driven investment capabilities for institutional investors across our footprint in Canada and the Pacific Alliance. The acquisition also enhances Scotiabank's ability to serve the banking, estate, and trust needs of high net worth families who are the clients of Jarislowsky Fraser."

"Over the course of our 62 year history, Jarislowsky Fraser has built a reputation for delivering excellent investment results for our clients," said Stephen A. Jarislowsky, Founder of Jarislowsky Fraser. "With its existing distribution footprint, Scotiabank is uniquely positioned to preserve the legacy of our firm and enable the next generation of growth. We look forward to continuing to serve our clients and to enhancing our investment capabilities to meet their needs today and in the future."

Scotiabank intends to offset the dilutive impact of the issuance of common shares to satisfy the purchase price by repurchasing a similar amount of common shares under its normal course issuer bid, over the 12 to 18 month period following closing.  The completion of any such repurchases would be subject to regulatory approvals, the suitability of prevailing market prices and prudent capital management.  Following the completion of these repurchases, Scotiabank expects the transaction to be accretive to earnings in FY 2020.

Scotiabank's Global Banking and Markets Division acted as exclusive financial advisor to Scotiabank on the transaction.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

About Jarislowsky, Fraser Limited
Jarislowsky, Fraser Limited is one of Canada's leading independent investment management firms. Founded in 1955 as a research boutique, Jarislowsky Fraser today manages the portfolios of pension funds, foundations and endowments, corporations and individuals in Canada, the United States and internationally — representing more than $40 billion in assets under management. Its investment philosophy and low-risk approach are built on a foundation of time-tested conservative principles and more than 60 years of fundamental research. Jarislowsky Fraser's history and culture are rooted in investment stewardship, which is expressed through an adherence to high-quality investing, a long-term investment horizon and the advancement of good governance and sustainable investing. For more information, please visit www.jflglobal.com.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/February2018/12/c5616.html

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For further information: For investor enquiries only: Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, Adam.Borgatti@scotiabank.com; For media enquiries only: Kate Simandl, Global Communications, (416) 866-6806, Kate.Simandl@scotiabank.com

CO: Scotiabank

CNW 08:00e 12-FEB-18